China Internet Nationwide Financial Services signed an agreement with Research Institute of Information Technology (RIIT) of Tsinghua University to establish an Industry Trusted Blockchain Application Technology Joint Research Center

BEIJING, August 1 2018 - China Internet Nationwide Financial Services Inc. (NASDAQ: CIFS) (“CIFS” or the “Company”), a financial advisory services provider and financial technology company today announced that its contractually controlled and managed company, Sheng Ying Xin (Beijing) Management Consulting Co., Ltd., has signed an agreement with RIIT of Tsinghua University to establish an Industry Trusted Blockchain Application Technology Joint Research Center (“Research Center”) with the purpose of researching and developing 1) key technologies able to support efficiency, safety, and longevity of the blockchain ecosystem, 2) common architectural systems and development models able to support trusted blockchain applications for a range of industries.

Using artificial intelligence (AI), machine learning and big data technology, the team of researchers from both CIFS and RIIT will develop a series of enterprise-level blockchain applications to address the challenges and needs that many corporations in China are facing today. For example, blockchain applications may be used to optimize transitions, increase traceability and transparency within the supply chain (upstream or downstream), track manufacturing process, assembly, delivery, and maintenance of products with suppliers and vendors. It can also be used to track agricultural products from farmers to consumers to ensure product quality, alleviate food safety issues and ensure fair pricing of produce and livestock.

Mr. Jianxin Lin, Chairman and Chief Executive Officer of CIFS noted, “The establishment of the Research Center is another important step forward and part of our new business strategy to transform CIFS’ business from a traditional financial advisory service provider to a financial technology (“FinTech”) company. FinTech will be the main driver of the next phase of our growth.”

Mr. Lin added, “Using underlying technologies and algorithms, our teams will research and build blockchain applications for different business segments such as supply chain, agricultural products, medical/pharmaceutical, logistics and so on. Implementation of blockchain solutions provides companies across industries with multiple benefits including a high degree of trust for business transactions. Additionally, blockchain has the potential to significantly improve our life as citizens, and change the way we work and interact in our society.”

Mr. Bin Yang, Vice President of Tsinghua University, noted, “The development of industry-trusted blockchain application technologies has become a vital national strategy for all countries. It is an important goal for us to deeply build digital ecosystems, which once integrated into our economy should speed up China’s economic transition by upgrading the industry standard. The digital transformation has only just begun and the development of industry trusted blockchain applications is expected to have a number of positive impacts for the society.”

About Research Institute of Information Technology (RIIT) of Tsinghua University

RIIT as part of the School of Information Science and Technology (SIST) of Tsinghua University and a division of Tsinghua National Laboratory for Information Science and Technology (TNLIST), is the major force and central base of Tsinghua University’s research and development efforts in the area of information technology. Established in 2003, RIIT consists of eight technology R&D centers and multiple joint research labs cooperated with domestic and foreign Enterprises.

RIIT also encourages multidisciplinary collaboration, stimulates academic exploration, and facilitates talents exchange and recruiting. It brings the most advanced research achievement and technology development into SIST’s course study and research projects. The joint effort in scientific study and technological innovation between RIIT and related academic departments as well as laboratories will greatly benefit the students enrolled in SIST’s degree programs.

About China Internet Nationwide Financial Services Inc.

Incorporated in 2014 and headquartered in Beijing, China Internet Nationwide Financial Services Inc. provides financial advisory services, including commercial payment advisory, intermediary bank loan advisory, and international corporate financing advisory, to meet the financing and capital needs of its clients, comprised largely of small-to-medium sized enterprises. Beijing Anytrust Science & Technology Co., Ltd. (“Anytrust”) is a wholly owned subsidiary of CIFS focusing on providing data infrastructure design, big data access and analytics, and document automation for enterprises and government agencies in China.

For more information about the CIFS and Anytrust, please visit www.cifsp.com or www.anytrust.cn.

For more information contact:

Investor Relations (China) China Internet Nationwide Financial Services, Inc. ir@cifsp.com +1 212 220-6998	Investor Relations Service (US) Lena Cati: ir.us@cifsp.com +1 212 836-9611

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.